FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Toll Bruce E. (Last) (First) (Middle)	2. Issuer Name Assisted Living Concepts, Inc. and Ticker or Trading Symbol ASLC		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
3103 Philmont Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 08/26/02
(Street) Huntingdon Valley, PA 19006		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	8/26/02		P		10,000	A	$3.00		I	By: BRU Holdings Company Inc., LLC
Common Stock	10/10/02		P		10,000	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	10/11/02		P		7,700	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	10/31/02		P		71	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	10/31/02		P		10,000	A	$3.02		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	10/31/02		P		500	A	$3.05		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	11/08/02		P		629	A	$3.02		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	11/11/02		P		30	A	$2.85		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	11/14/02		P		1,500	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/17/02		P		10,000	A	$3.10		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/17/02		P		8,500	A	$3.02		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/17/02		P		11,003	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/18/02		P		9,000	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/19/02		P		2,200	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/20/02		P		91	A	$3.00		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/27/02		P		2,000	A	$3.10		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	12/31/02		P		3,500	A	$3.10		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	1/06/03		P		2,000	A	$3.10		I	By: BRU Holdings Company Inc., LLC(1)
Common Stock	1/07/03		P		3,000	A	$3.10	928,175(2)	I	By: BRU Holdings Company Inc., LLC(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:
(1) The Reporting person is the sole member of BRU Holdings Company, Inc., LLC. (2) The Reporting Person beneficially owns (i) 340,486 shares of Common Stock in own name, (ii) 492,473 shares held in the name of BET Associates, L.P. (BRU Holdings Company, Inc., LLC (“BRU”) is the sole general partner of BET Associates, L.P. and the Reporting Person is the sole member of BRU), (iii) 3,492 shares held in the name of the Reporting person's daughter, Jennifer Toll, and (iv) 91,724 shares held in the name of BRU.

/s/ Bruce E. Toll	January 10, 2003

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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